As filed with the Securities and Exchange Commission on June 19, 2014

Registration No. 333-190698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-11

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

American Realty Capital Hospitality Trust, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Nicholas S. Schorsch
Chairman
405 Park Avenue
New York, New York
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

Peter M. Fass, Esq.
Steven L. Lichtenfeld, Esq.
PROSKAUER ROSE LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 of American Realty Capital Hospitality Trust, Inc. (the “Registration Statement”) is being filed solely to add certain exhibits not previously filed with respect to the Registration Statement. No other changes have been made to the Registration Statement. Accordingly, this Amendment No. 1 consists solely of the facing page, this explanatory note and Part II (which includes the Exhibit Index).

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description
23.1(1)	Consent of Ernst & Young LLP.
23.2(1)	Consent of KPMG LLP.

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No. 1 to the registrant’s registration statement on Form S-11 and has duly caused such amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, the State of New York, on June 19, 2014.

American Realty Capital Hospitality Trust, Inc.

By:	/s/ William M. Kahane William M. Kahane Director, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ William M. Kahane William M. Kahane	Director, Chief Executive Officer and President (Principal Executive Officer)	June 19, 2014
/s/ Jonathan P. Mehlman Jonathan P. Mehlman	Executive Vice President and Chief Investment Officer	June 19, 2014
/s/ Nicholas Radesca Nicholas Radesca	Interim Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	June 19, 2014
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chairman of the Board of Directors	June 19, 2014
* Stanley R. Perla	Independent Director	June 19, 2014
* Abby M. Wenzel	Independent Director	June 19, 2014
* P. Sue Perrotty	Independent Director	June 19, 2014
*By: /s/ Nicholas S. Schorsch Nicholas S. Schorsch Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
23.1(1)	Consent of Ernst & Young LLP.
23.2(1)	Consent of KPMG LLP.

(1)	Filed herewith.